Amendment No. 2 to
                                                           SEC File No. 70-9309

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM U-l
                                   DECLARATION
                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, INC. ("GPU")
                               300 Madison Avenue
                          Morristown, New Jersey 07962

                 JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                    PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                     METROPOLITAN EDISON COMPANY ("Met-Ed")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19605
                           ---------------------------
             (Names of companies filing this statement and addresses
                         of principal executive offices)

                                    GPU, INC.
                                    ---------
          (Name of top registered holding company parent of applicants)

Scott L. Guibord                        Douglas E. Davidson, Esq.
Secretary                               Berlack, Israels & Liberman LLP
Jersey Central Power &                  120 West 45th Street
Light Company                           New York, New York 10036
Metropolitan Edison Company
Pennsylvania Electric Company
2800 Pottsville Pike
Reading, Pennsylvania  19605

M.A. Nalewako, Secretary
Michael J. Connolly, Esq., Assistant
  General Counsel
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey 07962

                   (Names and addresses of agents for service)

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      GPU,  JCP&L,  Met-Ed  and  Penelec  hereby  post-effectively  amend  their
Declaration on Form U-1, as heretofore amended, docketed in SEC File No.
70-9309, as follows:
      1. By completing Item 2 thereof to read in its entirety as follows:

      ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
               --------------------------------
            The Applicants estimate that the fees, commissions and expenses to be incurred in connection with the proposed transactions will be as follows:

      Legal Fees:
            Berlack, Israels, & Liberman LLP          $10,000.00
            Ballard Spahr Andrews & Ingersoll, LLP    $   500.00
            Miscellaneous                             $ 2,500.00
                                                      ----------
            Total                                     $13,000.00


      2. By filing the following exhibits in Item 6 thereof:


                  F-1 - Opinion of Berlack, Israels & Liberman LLP.

                  F-2 - Opinion of Ballard Spahr Andrews & Ingersoll, LLP.

                  H   - Pro Forma Capitalization.











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



                                    SIGNATURE
                                    ---------

      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.
                            GPU, INC.
                            JERSEY CENTRAL POWER & LIGHT COMPANY
                            METROPOLITAN EDISON COMPANY
                            PENNSYLVANIA ELECTRIC COMPANY


                             By:  /s/ T. G. Howson
                                 ------------------
                                 T. G. Howson,
                                 Vice President and Treasurer

Dated:   November 6, 1998


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